Computer Sciences Corporation Donald G. DeBuck Vice President and Controller

August 20, 2008 Mr. Mark Kronforst Accounting Branch Chief Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	Computer Sciences Corporation Form 10-K for Fiscal Year Ended March 28, 2008 Filed May 27, 2008 Definitive Proxy Statement on Schedule 14A Filed July 3, 2008 File No. 001-04850

Dear Mr. Kronforst:

We have received the Staff’s letter dated August 6, 2008, with comments on the subject filings.  Attached are our detailed responses. We acknowledge that:
• The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any questions or comments.

Sincerely yours, /s/Donald G. DeBuck
Donald G. DeBuck
cc: Tim Lovoy, Deloitte & Touche
Corporate Office 3170 Fairview Park Drive Falls Church, VA 22042 Phone: 703.876.1000 ddebuck@csc.com

RESPONSES TO COMMENTS

Form 10-K for the Year Ended March 28, 2008

General

1.
Comment:  Please tell us how you determined not to discuss either of your two recent financial restatements in your annual report, by including, for example, a risk factor or other disclosure on this subject.

Response to Comment 1:

The recent financial restatements were attributed to material weaknesses related to accounting for income taxes and foreign currency denominated balances. In its fiscal 2008 Form 10-K, the Company has discussed both issues.

With regard to material weakness related to accounting for income taxes, the Company disclosed the associated risks on page 8 no. 14 under Item 1A Risk Factors and on page 103 under Item 9A “Controls and Procedures Evaluation of Disclosure Controls and Procedures.”

With regard to material weakness related to accounting for foreign currency, the Company disclosed the following on page 103 under Item 9A “Changes in Internal Controls.”

“During the fiscal quarter ended March 28, 2008, the Company fully completed remediation of the material weakness in controls and procedures over accounting for re-measurement of foreign currency denominated intracompany loans.”

Item 3.  Legal Proceedings, page 11

2.
Comment:  In future filings, please make sure that your disclosure in this section includes the name of the court or agency in which the proceedings are pending, as well as the date instituted.  See Item 103 of Regulation S-K.  For example, you do not state when, or in which district of New York federal court, the stock option backdating case was filed.

Response to Comment 2:

We have made the requested disclosures in our filing on Form 10-Q for the quarter ended July 4, 2008 and we will continue to do so in our future filings.

3.
Comment:  On page 11 you state: “The Company has converted the 16 submitted Requests for Equitable Adjustment (REAs) to interest bearing claims under the Contract Disputes Act (CDA) totaling approximately $900 million on two U.S. Federal contracts.”  Please briefly explain this disclosure to us in your response and confirm that in future filings, as necessary, you will describe the conversion process, the reason for the conversion, and its implications.

Response to Comment 3:

Under various provisions of the Federal Acquisition Regulation, a Contractor may submit a request for equitable adjustment (“REA”) for increased costs or prices resulting from uncompensated contract changes, government caused delay or hindrance of performance, and/or other alterations in the contracting environment.  REAs submitted to Department of Defense agencies must include a certification by a person authorized to certify the request on behalf of the Company that “the request is made in good faith, and that the supporting data are accurate and complete to the best of my knowledge and belief.”  See 10 U.S.C. 2410(a).  An REA is not entitled to statutory interest.

Alternatively, a contractor may submit a claim under the Contract Disputes Act of 1978, as amended (41 U.S.C. 601-613) (the “CDA”).  CDA claims must be certified.  CDA certification language is different than that required by the Department of Defense for REAs.  Under the CDA, the contractor official signing the certification states “... that the claim is made in good faith; that the supporting data are accurate and complete to the best of my knowledge and belief; that the amount requested accurately reflects the contract adjustment for which the contractor believes the Government is liable; and that I am duly authorized to certify the claim on behalf of the contractor.”

Unlike an REA, the CDA provides for the payment of interest on a contractor’s claim from the time the contracting officer receives a claim until payment.  Contractors may elect to submit an REA and later convert the REA to a CDA claim.  Because both sets of the Company’s REAs and claims were submitted under contracts subject to the Department of Defense FAR [Federal Acquisition Regulation] Supplement (“DFARS”), the Company used the conversion process set forth in DFARS 243.204-70, which provides in pertinent part

(c)  The certification required by 10 U.S.C. 2410(a) [for an REA], as implemented in the clause at 252.243-7002, is different from the certification required by the Contract Disputes Act of 1978 (41 U.S.C. 605(c)).  If the contractor has certified a request for equitable adjustment in accordance with 10 U.S.C. 2410(a), and desires to convert the request to a claim under the Contract Disputes Act, the contractor shall certify the claim in accordance with FAR Subpart 33.2.

In future filings, as necessary, the Company will use the following disclosure language: “In accordance with prescribed federal regulations, the Company converted the 16 submitted Requests for Equitable Adjustment (REAs) to interest bearing claims under the Contract Disputes Act (CDA) totaling approximately $900 million on two U.S. Federal contracts in order to initiate the claims litigation process and trigger the statutory interest provision of the CDA.”

Item 5.  Market for the Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

(b) Purchases of Equity Securities, page 15

4.
Comment:  You do not appear to have provided in the footnotes to your repurchase table the information regarding your repurchase program required by Instruction 2 to paragraphs (b)(3) and (b)(4) of Item 703.  Please advise.

Response to Comment 4:

The Company presented detailed disclosure of its publicly announced equity share repurchase program in its fiscal 2008 Form10-K in note 10 to the consolidated financial statements as well as in Item 7 MD&A in its discussion of liquidity and capital resources. In future filings, the Company will also make similar disclosures as needed in Item 5(b) in accordance with Instruction 2.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Fiscal 2008 Highlights, page 21

5.
Comment:  We note your reconciliation of free cash flow to net cash provided by operating activities.  Please tell us how you considered Question 12 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response to Comment 5:

Net cash provided by operating activities is the most directly comparable GAAP financial measure to our non-GAAP measure of free cash flow.  Prior to the reconciliation in the MD&A is a definition of free cash flow in the Key Performance Indicators section, which indicates which amounts from the other two GAAP cash flow measures (net cash used in investing activities and net cash used/provided from financing activities) are part of our free cash flow. Later in the MD&A in the Financial Condition section, all three GAAP cash flow measures are presented and discussed.

After further review of Question 12 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, and to help the reader better understand the connection and context of our free cash flow measure to GAAP cash flow measures, the Company has presented net cash flows from investing and financing activities in addition to net cash flows from operating activities in the reconciliation of free cash flow in its filing on Form 10-Q for the quarter ended July 4, 2008. Future filings will also present the reconciliation similarly.

Results of Operations, page 25

6.
Comment:  In your discussion of revenues, you refer to various factors that have impacted results without quantifying the impact of each factor.  In future filings, where a material change is attributed to two or more factors, including any offsetting factors, the contributions of each identified factor should be described in quantified terms.  See Section II.D of SEC Release No. 34-26831.

Response to Comment 6:  In our filing on Form 10-Q for the quarter ended July 4, 2008, we provide additional disclosure and quantification when two or more factors have impacted results, when practicable, in order to better comply with Section II.D of SEC Release No. 34-26831. Future filings will also provide similar disclosure and quantification.

Item 8.  Consolidated Financial Statements and Supplementary Data

Note 12.  Commitments and Contingencies

Contingencies, page 91

7.
Comment:  We note your disclosures that you adjusted the claim value associated with your first set of disputed contract claims downward.  Further, we note that the U.S. Government denied your second set of disputed contract claims on November 15, 2007.  Please provide us with the following:

•
Explain the specific facts and circumstances that led you to conclude that the first set of disputed contract claims should be adjusted downward and clarify for us why this adjustment had no impact on your consolidated balance sheet;

•	Tell us more about the “standard review” and when you intend to perform such a review on the second set of disputed contract claims;
•	Although we understand that you may not have experience in claim denials of this magnitude, describe your experience with smaller claim denials that involve request for additional fees;
•	Tell us whether you have received updated legal opinions regarding these claims and summarize the content of any such updated opinions;

Response to Comment 7:

With regard to the downward adjustment in the first set of claims, Contract Dispute Act (“CDA”) claims are certified as accurate and complete as of the date of submission.  Consequently, claim amounts such as those relating to the first set of claims are adjusted routinely to account for such factors as lagging costs, variances in estimated versus actual costs, indirect rate adjustments, damages calculation errors and similar accounting treatments.  CDA claims are also permitted to contain prospective damages, as is the case in several of the Company’s claims.  The downward adjustment to the first set of claims also took into account subsequent task orders issued by the Government that satisfied some of the prospective amounts sought by the Company in certain of its claims.  The Company also adjusted the total amount of the first set of claims to disclose the value of the claims rather than the total amount of the claims as filed with the Armed Services Board of Contract Appeals.  The value of all claims is smaller than the total amount of the claims because overlaps exist between substantive claims where the Company is claiming the same amount under different legal theories and/or facts but will only recover once.  Notwithstanding these downward adjustments, the costs included on the balance sheet have been incurred, are identifiable and are in compliance with paragraph 65 of SOP 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” Furthermore, both the value and the amount of the claims remain in excess of the amounts recorded on the Company’s balance sheet.

The previous paragraph describes the factors considered in the “standard review.”  Examination of claim amounts is ongoing on both sets of claims.  In conducting its routine review of the second set of claims, the Company previously identified errors in its calculation of damages in one area which resulted in a downward adjustment which was reflected in the Company’s amended claims submitted on October 4, 2007, and the approximate $900 million value of all claims disclosed in the Form 10-K for the Year Ended March 28, 2008.  That adjustment did not impact the consolidated balance sheet position because the costs included on the balance sheet have been incurred, are identifiable and are in compliance with paragraph 65 of SOP 81-1.  Also, claims remain in excess of the amounts recorded on the Company’s balance sheet.

The Company’s experience in filing any Contract Disputes Act (“CDA”) claims is very limited and in fact the Company has not had a significant claim in over 10 years. As we have noted in prior responses to SEC comments, the circumstances surrounding the two contracts under which CSC has made its claims are unique in comparison to other CDA claims situations in which CSC has been involved, not only due to the magnitude of the claims but also in terms of the nature of the contracts and the nature and extent of the Government actions.

The Company engaged outside counsel from one of the leading firms in federal procurement law to review and evaluate the facts that formed the basis of both sets of claims and assist in the preparation of the claims.  To verify its position, the Company requested that the firm analyze whether the first two conditions of paragraph 65 of Statement of Position (“SOP”) 81-1 were satisfied with respect to the Company’s assertions of Government breaches of the contract, Government-caused delays and disruption to CSC’s performance of the contracts, and unanticipated additional work performed by CSC under both contracts.  (Paragraph 65(a) provides, “[t]he contract or other evidence provides a legal basis for the claim; or a legal opinion has been obtained, stating that under the circumstances there is a reasonable basis to support the claim.”  Paragraph 65(b) states that, “[a]dditional costs are caused by circumstances that were unforeseen at the contract date and are not the result of deficiencies in the contractor’s performance.”)  The firm first issued its opinions that CSC’s position met the criteria of paragraph 65 (a) and (b) of SOP 81-1 on April 22, 2005 for both sets of claims and has since reiterated those opinions as recently as May 22, 2008.

Item 9A.  Controls and Procedures Evaluation of Controls and Procedures, page 103

8.
Comment:  You have provided management’s annual report on internal control over financial reporting in the section of your filing entitled “Item 8.  Consolidated Financial Statements and Supplementary Data.”  Please explain why you have not provided this information in the section of your filing entitled “Item 9A. Controls and Procedures,” as set forth in Form 10-K.  Placing this report in Item 8, instead of in Item 9A, impacts the transparency of your disclosure.

Response to Comment 8:

The Company has consistently included its report on internal control over financial reporting in Item 8 of its Form 10-K (with cross references from Item 9A to Item 8), believing that this affords greater visibility to the report. This treatment was in part based on the guidance provided in the Commission’s release 33-8238 under subparagraph II.B.3.e “Location of Management’s Report.” In future filings, we will include the report on internal control over financial reporting under Item 9A rather than Item 8.

9.
Comment:  You present the conclusions of your company regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.  Item 307 of Regulation S-K requires you to present the conclusions of your chief executive officer and chief financial officer in these matters.  See also Item 601(b)(31) of Regulation S-K and paragraph 4(c) of Exhibits 31.1 and 31.2.  Please confirm that the conclusions expressed are those of your chief executive officer and chief financial officer, and confirm that you will state the conclusions accordingly in future filings.

Response to Comment 9:

We confirm that the conclusions stated as to the effectiveness of our disclosure controls and procedures are those of our chief executive officer and chief financial officer.  We have incorporated this change into our filing on Form 10-Q for our first quarter ended July 4, 2008 and will continue to state the conclusions in this manner in our future filings.

Exhibits 31.1 and 31.2

10.
Comment:  You make several references in paragraphs 2, 3 and 4 of your certifications to your “annual report.”  In addition, you have changed language in paragraph 4(d) of the certifications.  The certifications may not be changed in any respect from the language of Item 601(b)(31), even if the change would appear to be inconsequential in nature.  See Section 11.B.4 of SEC Release No. 34-46427.  Please confirm that in future filings your certifications will conform to the extact language of Item 601(b)(31) of Regulations S-K.

Response to Comment 10:

We have conformed the language of our certifications included in our filing on Form 10-Q for the quarter ended July 4, 2008 with the language of Item 601(b)(31), and we will continue to use of the prescribed language in our future filings.

Definitive Proxy Statement on Schedule 14A

Oversight of Related Person Transactions, page 7

11.
Comment:  We note your statement that “There are no related party transactions between the Company and any of the independent directors; and there are no related party transactions between the Company and any of the executive officers named in the Summary Compensation Table on page 25, other than as disclosed elsewhere herein.”  The disclosure standard you employ appears to differ materially from that set forth in Item 404(a) of Regulation S-K, both as to the persons who are covered by the regulation and the time period for which disclosure is necessary.  Confirm to us that you had no transactions to disclose under the standard set forth in Item 404(a) of Regulation S-K, and confirm that in the future filings you will revise your disclosure in this section to more clearly conform to Item 404(a) of Regulation S-K.  Furthermore, all disclosure regarding transactions with related persons should appear under this heading, rather than by qualifying your statement by reference to transactions that may or may not be disclosed elsewhere in your report.

Response to Comment 11:

We confirm that we had no transactions to disclose under the standard set forth in Item 404(a) of Regulation S-K other than the retirement agreement with Mr. Honeycutt, which is disclosed on page 43 of the proxy statement, and the General Release of Claims with Mr. Keane, which is disclosed on page 44 of the proxy statement.  We did not provide this disclosure under Item 404 pursuant to Instruction 5(a) (i) to Item 404 (a), as these transactions were disclosed in the proxy statement pursuant to Item 402.  However, we will provide such disclosure under Oversight of Related Person Transactions and will revise the disclosure to conform to the standard set forth in Item 404(a) in future filings.

12.
Comment:  We note that you have not adopted formal written policies and procedures for reviewing and approving transactions with related persons.  In accordance with Item 404(b)(1)(iv) of Regulations S-K, you should state how such policies and procedures are evidenced.  Furthermore, please provide us with proposed disclosure for future filings regarding your informal and/or unwritten policies and procedures relating to transactions with related persons.  If you have no such policies and procedures, you should make a statement to that effect in your annual report, and also disclose how you determined that this is appropriate.

Response to Comment 12:

In the recent history of the Company, related party transactions required to be reported under the standard of Item 404(a) have been infrequent.  However, as a general matter, the Company’s practice has been to have any related party transaction involving an executive officer reviewed by the General Counsel.  Any related party transaction involving a Board member or nominee would have to be approved by the Board.   Any related party transaction involving executive compensation is reviewed by and is subject to the approval of the Compensation Committee, as well as the full Board in the case of the Chief Executive Officer.  This review and approval are required under the Compensation Committee Charter, a copy of which is available on the Company’s website.

The Company expects to adopt a written policy governing related party transactions in the next several months, and will include disclosure of same in future filings.